SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Introduces Situator Express, a Situation Management Solution for Core Security Operations, Dated April 4, 2013

99.2	Press Release: NICE to Feature New Security Solution and Enhancements to its Portfolio at ISC West 2013, Dated April 5, 2013

99.3	Press Release: NICE Security Solutions Help Secure Critical Facilities for City of San Diego Dated April 10, 2013

99.4	Press Release: NICE Receives Temkin Group Customer Experience Vendor Excellence Award Dated April 11, 2013

99.5	Press Release: Norwegian Cruise Line Selects NICE Workforce Optimization Solutions as Part of Cisco Contact Center Solution, Dated April 17, 2013

99.6	Press Release: NICE Introduces Customer Engagement Analytics, the Industry’s First Platform to Combine Interaction Analytics and Transaction Analytics, Dated April 22, 2013

99.7	Press Release: NICE to Recognize This Year’s Customer Excellence Award Winners at Interactions 2013, its Annual Global Customer Conference, Dated April 25, 2013

99.8	Press Release: NICE to Share Best Practices for using Big Data to Manage the Cross-Channel Customer Journey at Gartner Customer 360 Summit, Dated April 29, 2013

99.9	Press Release: NICE Situator to be Integrated at Denver International Airport as Situation Management Platform to Enhance Security and Safety, Dated April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: May 2, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Introduces Situator Express, a Situation Management Solution for Core Security Operations, Dated April 4, 2013

99.2	Press Release: NICE to Feature New Security Solution and Enhancements to its Portfolio at ISC West 2013, Dated April 5, 2013

99.3	Press Release: NICE Security Solutions Help Secure Critical Facilities for City of San Diego Dated April 10, 2013

99.4	Press Release: NICE Receives Temkin Group Customer Experience Vendor Excellence Award Dated April 11, 2013

99.5	Press Release: Norwegian Cruise Line Selects NICE Workforce Optimization Solutions as Part of Cisco Contact Center Solution, Dated April 17, 2013

99.6	Press Release: NICE Introduces Customer Engagement Analytics, the Industry’s First Platform to Combine Interaction Analytics and Transaction Analytics, Dated April 22, 2013

99.7	Press Release: NICE to Recognize This Year’s Customer Excellence Award Winners at Interactions 2013, its Annual Global Customer Conference, Dated April 25, 2013

99.8	Press Release: NICE to Share Best Practices for using Big Data to Manage the Cross-Channel Customer Journey at Gartner Customer 360 Summit, Dated April 29, 2013

99.9	Press Release: NICE Situator to be Integrated at Denver International Airport as Situation Management Platform to Enhance Security and Safety, Dated April 30, 2013